JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 19, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 169

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 7, 2011 with respect to the JPMorgan SmartRetirement Income Fund and the JPMorgan SmartRetirement 2010 Fund, JPMorgan SmartRetirement 2015 Fund, JPMorgan SmartRetirement 2020 Fund, JPMorgan SmartRetirement 2025 Fund, JPMorgan SmartRetirement 2030 Fund, JPMorgan SmartRetirement 2035 Fund, JPMorgan SmartRetirement 2040 Fund, JPMorgan SmartRetirement 2045 Fund and JPMorgan SmartRetirement 2050 Fund (the “Target Date Funds” and together with the JPMorgan SmartRetirement Income Fund, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on November 1, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

Class A, C and Select Prospectuses

1.	Comment: Please delete the parenthetical (“under $1,000,000”) from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee table, potential investors may not understand that certain purchases of Class A Shares are subject to a contingent deferred sales charge (“CDSC”). We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1,000,000)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a CDSC and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we respectfully decline to delete the “under $1,000,000” parenthetical.

Global Comments – All Prospectuses

2.	Comment: The expense table and annual return table are missing data. Please fill in all missing data in the prospectus.

Response: All missing data will be included in the next filing.

3.	Comment: Please provide a list of the risks associated with direct investments in real estate and mortgages under the risk factor labeled “Securities of Real Estate Companies and REITs Risks”.

Response: A list of the risks associated with direct investments in real estate and mortgages will be added in the requested location. Please note that the risk factor is now labeled “Real Estate Securities Risks”.

4.	Comment: Please enhance the disclosure relating to commodity-linked derivatives contained in the risk factor labeled “Commodity Risk”. In particular, please include disclosure stating that such investments are synthetic, provide for no claim on the underlying collateral and involve counterparty risk.

Response: The requested disclosure will be added to the “Commodity Risk” risk factor.

5.	Comment: The prospectuses for the Target Date Funds state that each Target Date Fund may be merged into the JPMorgan SmartRetirement Income Fund at the discretion of the Board of Trustees when a Target Date Fund’s strategic target allocations are substantially the same as those of the JPMorgan SmartRetirement Income Fund. Please supplementally explain why the Funds’ are not required to obtain shareholder approval for such mergers.

Response: Each Fund is a series of JPMorgan Trust I, a Delaware statutory trust. The Delaware Statutory Trust Act (the “Act”) allows for a Delaware statutory trust to merge with another entity without obtaining shareholder approval. Specifically, Section 3815(a) of the Act provides that “[u]nless otherwise provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by all of the trustees and the beneficial owners of such statutory trust.” Furthermore, Section 3806(b)(3) of the Act provides that a fund’s governing instrument “may provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation … in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners.” [emphasis added]

In accordance with the Act, Article VIII, Section 4(a)(ii) of the Trust’s Declaration of Trust states that:

[n]otwithstanding anything else herein, the Trustees may, without Shareholder approval, unless such approval is required by applicable law: … cause any one or more Series (or Classes) of the Trust to merge or consolidate with or into any one or more other Series (or Classes) of the Trust, one or more trusts (or series or classes thereof to the extent permitted by law), partnerships, associations, corporations.

As noted above, the Act does not require shareholder approval of mergers, but rather allows for a fund’s governing instrument to decide whether shareholder approval is required. Each Fund is a “Series” of JPMorgan Trust I and, as such, in accordance with the Fund’s Declaration of Trust, is not required to obtain shareholder approval for such mergers.

6.	Comment: The prospectuses for the Funds state that updated information concerning each Fund’s actual allocations to underlying funds and investments will be available in each Fund’s shareholder reports and on each Fund’s website from time to time. Please supplementally explain what “from time to time” means (e.g., on what dates and at what frequency will this information be posted, how often will this information be updated, etc…).

Response: The Funds’ website is typically updated on a monthly basis to show the actual, uncertified amounts allocated to the various underlying funds. This information typically reflects the underlying Fund allocations as of month’s end and is typically posted on the Funds’ website on the 10th business day following month end. In addition, the Funds make available on a quarterly basis on approximately the 10th business day after quarter end via their website fact sheets that contain the actual, uncertified allocations to the various underlying funds as well as performance and expense information, among other items. This is in addition to the actual, certified holdings that are provided on a quarterly basis and are available no later than 60 days after quarter end.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

7.	Comment: In discussing the Fund’s fundamental policies, the Investment Policies section in the SAI states that:

The percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.

Please modify this disclosure to make clear that the above does not apply with respect to the Funds’ fundamental policy on borrowing.

Response: The disclosure in the Investment Policies section in the SAI will be modified as requested.

In connection with your review of the Post-Effective Amendments No. 169 filed by the Trust on August 25, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis Assistant Secretary